CORRESP

May 16, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-224677) of Bovie Medical Corporation (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Wednesday, May 16, 2018 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Adam P. Silvers, of Ruskin Moscou Faltischek, P.C., to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Silvers at (516) 663-6519, or in his absence Michael S. Williams, of Ruskin Moscou Faltischek, P.C., at (516) 663-6657. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Ruskin Moscou Faltischek, P.C., attention: Adam P. Silvers, via email at asilvers@rmfpc.com.

Very truly yours, BOVIE MEDICAL CORPORATION

By:	/s/ JAY D. EWERS
Name: Title:	Jay D. Ewers Chief Financial Officer

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